701 Evans Avenue	telephone:	(416) 626-6000
8th Floor	facsimile:	(416) 626-8650
Toronto, Ontario Canada	email:	info@mscm.ca
M9C 1A3	website:	www.mscm.ca

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in the Form S-1 amendment No. 9 of our report dated March 25, 2009 (except for Note 2 and Note 3 of the financial statements as to which the date is October 28, 2009 and December 4, 2009, respectively) on our audits of the consolidated balance sheets of China Housing & Land Development, Inc. and Subsidiaries as at December 31, 2008 and 2007  and the related consolidated statements of income and comprehensive income, shareholders’ equity and cash flows for the years then ended, and to the reference to our firm under the heading “Experts”.

/s/ MSCM LLP

Toronto, Canada
December 8, 2009